Copies of the text of any proposal described in answer to sub-item 77D:

At a meeting held on August 23, 2006, the Board of Directors of PIMCO Strategic
Global Government Fund, Inc. (the "Fund") considered a proposed change in the
Fund's non-fundamental investment policy relating to investment in non-
investment grade securities; and

WHEREAS, the Fund's Board of Directors believes that the proposed change is in the best interest of the Fund and its Shareholders; therefore be it

RESOLVED, that the Fund's non fundamental investment permitting the Fund to invest in non-investment grade securities only if the issuer is an emering markets issuer, be, and hereby is, changed to permit the Fund to invest up to
20% of its total assets in non-investment grade securities regardless of whether the issuer is an emerging markets issuer